SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of a Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2002

                                ASML Holding N.V.

                                   De Run 1110
                                5503 LA Veldhoven
                                 The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                 Form 20-F X               Form 40-F
                          ---                       ---



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes                        No X
                      ---                      ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83266) OF ASML HOLDING N.V.

ASML Holding N.V. ("ASML") filed a Registration Statement on Form F-3 (File No. 333-83266) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") on February 20, 2002 to register ordinary shares, nominal value (euro)0.02 per share, of ASML issuable upon conversion of ASML's 5.75% convertible subordinated notes due 2006. The Interim Financial Statements for the first half of 2002 included in this Form 6-K are incorporated by reference in the Registration Statement in order to meet the requirements of Item 5 of Form F-3, which requires that financial statements included in the Registration Statement be sufficiently current to comply with the requirements of Item 8.A of Form 20-F.



Exhibits

99.1     Interim Financial Statements for the First Half of 2002


"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in ASML's filings with the U.S. Securities and Exchange Commission.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ASML HOLDING N.V. (Registrant)

Date: December 20, 2002                       By:  /s/ Peter T.F.M. Wennink
                                                  ------------------------------
                                                  Peter T.F.M. Wennink
                                                  Vice President of Finance/
                                                  Administration and Chief
                                                  Financial Officer